SUNGOLD INTERNATIONAL HOLDINGS CORP.
500 Park Place, 666 Burrard Street
Vancouver, BC, Canada V6C 3P6

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that an Annual and Special Meeting (the “Meeting”) of the shareholders of Sungold International Holdings Corp. (the “Corporation”) will be held at the Delta Meadowvale Resort & Conference Centre, 6750 Mississauga Rd., N. Mississauga, Toronto, Ontario, on Friday, February 24, 2006 at 12:30 a.m. (Eastern Time) for the following purposes:

1.	To authorize the directors to appoint auditors of their choice for the Corporation until the close of the next annual meeting of the Corporation.

2.	To elect five (5) directors to hold office until the close of the next annual meeting of the Corporation.

3.	To authorize the Board of Directors to fix the remuneration to be paid to the auditors of the Corporation.

4.	To receive and consider the audited financial statements of the Corporation for the year ended August 31, 2005 and the report of the auditors thereon.

5.

To consider and, if deemed advisable, to approve an amendment to the Articles of Continuance of the Corporation to reduce the minimum number of directors required to serve on the Corporation’s board, the details of which are contained under the heading "Matters to be Acted Upon – Approval of the Articles Resolution" in the accompanying Information Circular; and

6.	To transact such other business as may properly come before the meeting.

Accompanying this Notice of Meeting is: (i) an Information Circular, (ii) a Form of Proxy, (iii) the audited financial statements of the Corporation for the year ended August 31, 2005, (iv) the interim financial statements and accompanying Management’s Discussion and Analysis for the period ending November 30, 2005, and (v) a form whereby Shareholders may request to be added to the Corporation's supplemental mailing list. Shareholders unable to attend the Annual and Special Meeting in person are requested to read the enclosed Information Circular and Form of Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Corporation’s transfer agent, Computershare Trust Company of Canada, c/o 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the meeting or adjournment thereof or with the chairman of the meeting prior to the commencement thereof.

DATED at Vancouver, British Columbia this 27th day of January, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Art Cowie
ART COWIE, PRESIDENT

If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.